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02 FEB 21 AM 8:05

EASTMAIN

NEWS RELEASE

SUPPL

Private Placement Completed with CMP 2001 II Resource Fund

TSE Symbol: ER

December 21 2001

Eastmain Resources Inc. (TSE: ER) announced that has completed a private placement by issuing 2,000,000 flow-through common shares to CMP 2001 II Resource LP at a price of 25 cents per share, for gross proceeds to Eastmain of $500,000.

In connection with the placement, Dundee Securities Corp. acted as agent for the financing and were paid a commission of 6 per cent of gross proceeds from the sale of the units, and received broker warrants equal to 10 per cent of the total number of shares sold. Each broker warrant will entitle the holder to purchase one non-flow-through common share at a price of 25 cents within 24 months after closing. Eastmain will use the proceeds from the private placement for the exploration and development of its Clearwater gold project in Quebec.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. The Company owns a 50% interest in Clearwater, one of the highest-grade gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

EASTMAIN

NEWS RELEASE

Clearwater Resource Increased by 32%
Royalty eliminated, New Infrastructure Planned

TSE Symbol: ER December 19, 2001

Eastmain Resources Inc. (TSE: ER) announced that the resource estimate of the Eau Claire Gold deposit, as reported by SOQUEM, has increased by 32% to 1,482,565 tonnes grading 6.69 grams gold per tonne cut grade at 34.28 g/t or 7.62 g/t gold uncut. The deposit includes an indicated resource of 973,000 tonnes grading 8.27 grams gold per tonne cut to 34.28 g/t or 9.62 g/t gold uncut (0.28 ounces per ton; Table 1). This represents a 28% increase in contained gold from the resource calculation reported on March 7, 2001 and an 82% increase since 1999. The deposit is open and further surface stripping and drilling are planned. The near term objective is to define a million-ounce gold resource.

Eight veins demonstrate lateral and vertical continuity within the Eau Claire deposit and are included in the resource estimate (Table 1). Other high-grade veins have not been included in this estimate as they may represent isolated pods of gold mineralization or there is insufficient diamond drill information to determine their significance.

Indicated and inferred resource estimates were calculated by Dr. Vincent Jourdain of SOQUEM Inc. Using a cut-off grade of 4.0 and 1.0 g/t gold respectively, over a minimum 1.5 metre horizontal thickness, the horizontal thickness of the veins was measured in cross-section. If less than 1.5 metres, the difference was diluted to 0-g/t gold. The grade of each intersection was projected to a vertical longitudinal section using half the distance between holes to a maximum distance of 50 metres, and to a maximum of 25 metres where the zones are still open. A specific gravity of 2.85 t/m^3 (determined from 2001 metallurgical sampling) was used to calculate the tonnage of each ore block.

In a recent agreement with Boliden Westmin (Canada) Limited, Eastmain purchased the outstanding 3% Net Smelter Return Royalty on Clearwater and all other Eastmain River Projects for $45,000. Clearwater is now free of any outstanding royalties and is owned equally by Eastmain Resources Inc. and SOQUEM Inc. In other news, the Government of Quebec announced the signing of a 50-year preliminary agreement with the Cree Nation of James Bay, permitting Hydro Quebec to build its $3.8-Billion Phase III hydroelectric project. Phase III includes extending a road, power line and bridge to the junction of the Eau Claire and Eastmain Rivers, located near the boundary of the Clearwater property. This new infrastructure will significantly enhance the economics of the project and reduce future exploration and development costs.

Soquem inc. is a division of SGF Mineral inc., which is a subsidiary of the Societe Generale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

Table 1. Eau Claire Deposit – Resource Estimate

	Indicated Resource		
Vein	**Tonnage (metric tonnes)**	**Grade (g/t gold)**	***Cut Grade (g/t gold)**
D	48,121	6.51	6.51
G	83,853	17.88	13.79
H	67,246	13.35	12.48
I	182,334	10.26	9.42
JQ	157,687	9.31	6.42
P	294,627	7.96	6.92
R	72,242	6.04	6.04
S	66,790	7.93	7.93
TOTAL	972,900	**9.62**	**8.27**
Ounces of gold		**301,020**	**258,678**
	Inferred Resource		
Vein	**Tonnage (metric tonnes)**	**Grade (g/t)**	***Cut Grade (g/t)**
D	36,119	1.96	1.96
G	27,860	2.03	2.03
H	121,442	3.29	3.29
I	79,863	3.15	3.15
JQ	58,482	6.32	6.32
P	107,418	4.84	4.84
R	30,737	5.71	3.75
S	47,743	1.88	1.88
TOTAL	**509,665**	**3.79**	**3.68**
Ounces of gold		**62,168**	**60,233**
Total Ounces		**363,188**	**318,911**
GRAND TOTAL	**1,482,565**	**7.62**	**6.69**

*For the purposes of calculating a resource cut grade, all assays greater than 34.28 grams gold per tonne have been cut to 34.28 g/t gold. Channel sample and drill core samples were analyzed by fire assay at Chimitec Bonder Clegg Laboratories. X-ral Assay Lab provided check assays. Duplicate check assays were taken for all samples containing more than 1,000 ppb gold. Certified international standards and blanks were also included with each sample batch. SOQUEM is the operator of the project, which is supervised by Dr. Vincent Jourdain (Qualified Person). The inferred and indicated resource classification has been applied in accordance with the Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions (CIM Oct. 2000, v.93, No. 1044, p.53-61). Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

EASTMAIN

Dear Shareholder,

We'd like to take a few moments to thank you for your support during this past year and to wish you and your family the very best of the Season. Glad tidings for the New Year to come! Have a safe and Happy Holiday!

All the best,

From the management and staff of Eastmain Resources Inc.



EASTMAIN RESOURCES INC.

Corporate Office: 36 Toronto Street, Suite 1000, Toronto, ON, Canada M5C 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8

tel. [519] 940-4870 • fax [519] 940-4871